EXHIBIT 99.1

North American Construction Group Ltd. Announces Results For the Fourth Quarter and Year Ending December 31, 2018

ACHESON, Alberta, Feb. 25, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter and year ending December 31, 2018.

Martin Ferron, Chairman and Chief Executive Officer of the Company stated, “We are very pleased to post a strong end to another memorable year, in which we handily exceeded our operational and financial objectives. For the full year we grew revenue and EBITDA by 40% and 61% respectively, to follow on from 37% and 18% growth in 2017, against targets of 15% in each year for both measures. We also closed the two previously announced acquisitions during the quarter and moved into our new combined heavy equipment maintenance facility and central office, in Edmonton, ahead of schedule and on budget.”

Additionally, Mr. Ferron commented, “Looking ahead we expect the two acquisitions to firmly bolster our organic growth plan to yield further strong growth in 2019 and beyond. Currently we expect around 70% revenue growth and about a 60% increase in EBITDA during 2019, with the outcomes spread more evenly through the quarters than recorded historically. These anticipated improvements, could then propel our basic earnings to over $1.60 per share and lead to top decile returns on equity and capital, in our industry.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter and year ending December 31, 2018 for further detail on the matters discussed in this release.

Highlights of the Fourth Quarter Ended December 31, 2018

  Revenue for the quarter was $131.0 million, compared to $82.0 million for the prior year, an increase of 60%.
  Adjusted EBITDA for the quarter was $28.4 million compared to $18.1 million for the prior year, an increase of 57%.
  On November 1, 2018, the Company closed the acquisition of a 49% ownership interest in Nuna Logistics Limited and related companies (collectively "Nuna"), a civil construction and contract mining company based in Edmonton, Alberta, for $42.8 million in cash.
  On November 23, 2018, the Company closed the purchase of a heavy construction equipment fleet for $198 million.
   On November 23, 2018, the Company entered into an upsized Amended and Restated Credit Agreement (the “Credit Facility”) with its banking syndicate led by National Bank Financial. The Credit Facility is consistent with existing terms, maintains attractive rates and provides sufficient flexibility to allow for the significant asset acquisition transaction and additional growth initiatives.
  · The Credit Facility provides borrowings of up to $300.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions (an increase from the $140.0 million borrowing available under the previous facility).
  · The Credit Facility also allows for a capital lease limit of $150.0 million (an increase from the $100.0 million limit under the previous facility) and other borrowing of $20.0 million.
  In November 2018, the Company entered into a newly formed partnership, the Mikisew North American Limited Partnership, to provide construction and mining services to oil sands customers. The Company’s partner, the Mikisew Group of Companies, is directly owned by the Mikisew Cree First Nation. The Mikisew Cree are the largest First Nation of the five Athabasca Tribal Nations and NACG is excited to be business partners and build this relationship in the oil sands region.
  In November 2018, the Company opened its newly constructed $28.0 million Acheson major equipment maintenance and rebuild facility with its corporate office attached, just outside of Edmonton, Alberta. The maintenance facility was custom designed to accommodate all sizes of equipment, including ultra-class 400-ton haul trucks.
  On December 10, 2018, the Company announced a three-year extension of a key Multiple Use Agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The long-term extension takes this agreement out to December 2023.
  On December 18, 2018, the Company exercised its right, under a right of first refusal option in the newly extended Multiple Use Agreement with a customer, on an initial offering of thirty-one trucks for delivery during 2019. The arrangement includes sixteen 380-ton capacity ultra-class haul trucks, a first for the Company.

Declaration of Quarterly Dividend

On February 25, 2019, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on March 12, 2019.  The Dividend will be paid on April 5, 2019 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights

	Three months ended December 31,
(dollars in thousands, except per share amounts)	2018	2017	Change
Revenue	$131,001	$82,046	$48,955
Project costs	48,094	33,720	14,374
Equipment costs	46,424	24,460	21,964
Depreciation	18,179	11,854	6,325
Gross profit	18,304	12,012	6,292
Gross profit margin	14.0%	14.6%	(0.6)%
Select financial information:
General and administrative expenses (excluding stock based compensation)	8,034	5,738	2,296
Stock-based compensation expense	2,509	1,617	892
Operating income	7,531	4,538	2,993
Interest expense	3,444	1,989	1,455
Net income and comprehensive income available to shareholders	$2,656	$2,450	$206
Net income and comprehensive income available to shareholders margin	2.0%	3.0%	(1.0)%

EBIT(i)	$7,524	$4,510	$3,014
EBIT margin(i)	5.7%	5.5%	0.2%
EBITDA(i)	$25,755	$16,478	$9,277
Adjusted EBITDA(i)	$28,442	$18,100	$10,342
Adjusted EBITDA margin(i)	21.7%	22.1%	(0.4)%

Per share information
Net income - Basic	$0.11	$0.10	$0.01
Net income - Diluted	$0.10	$0.09	$0.01

Cash dividends per share	$0.02	$0.02	$0.00

  See “Non-GAAP Financial Measures”. A reconciliation of Net income and comprehensive income to EBIT, EBITDA, and Adjusted EBITDA in the section titled “Non-GAAP Financial Measures”.

Results for the Fourth Quarter Ended December 31, 2018

For the three months ended December 31, 2018, revenue was $131.0 million, up from $82.0 million in the same period last year. The increase in revenue was a result of a strong ramp up of the Company’s winter work programs at the Mildred Lake and Millennium mines, which benefitted in the last five weeks of the year from the contribution from the recently acquired fleet. Adding to the strong quarter was the incremental contribution of continued reclamation work under a previously announced contract at the Mildred Lake mine and an early-works heavy civil construction project at the Kearl mine which offset last year's revenue generated from mine support activities at the Fording River coal mine in southeast British Columbia. New volumes this quarter included overburden removal and heavy civil construction work at the Fort Hills mine and mine services and reclamation work at the Aurora mine, both generated from backlog subsequent to the asset acquisition. Revenue from the Company’s three-year mine support services contract at the Highland Valley copper mine in central British Columbia improved when compared to revenue from the same site last year, as last year saw a slow ramp-up of activities during the prior period.

The Company continued to grow the external maintenance service offering in the quarter as it took on more customers and grew its reputation as a quality alternative service provider. This was bolstered by the November opening of the Company’s new maintenance facility in Acheson, Alberta which allowed the Company to expand its capacity for external maintenance activities and take on maintenance for larger sized equipment.

Revenue in the quarter also included the Company’s share of the last two months of revenue generated from its acquisition of Nuna. Nuna's activities were at a typical seasonal low as they had recently wrapped up work on summer civil construction and mine support contracts and were in the initial stages of the ramp-up of their winter road construction activities.

For the three months ended December 31, 2018, gross profit was $18.3 million or 14.0% of revenue, up from a gross profit of $12.0 million or 14.6% of revenue during the same period last year. The higher gross profit in the current period was driven by the higher volume of activity in the quarter coupled with improved productivity on the Company’s winter works programs at the Mildred Lake mine as a result of a strong transition from summer reclamation activities, coupled with improved margins on the Company’s civil construction activities at multiple mine sites compared to last year. Gross profit margins were negatively affected by an increase in equipment costs as a percent of revenue in the current quarter as a result of inspection and repair costs related to ensuring that the equipment fleet acquired from the asset acquisition was in good operating condition and ready to be integrated into the Company’s existing fleet and ongoing work. Contributing to the lower gross profit margin in the quarter was the typical seasonal low activities outside the oil sands, which included wind-down of mine support activities and the ramp-up for winter road construction activities in Northern Canada.

For the three months ended December 31, 2018, depreciation was $18.2 million (or 13.9% of revenue), up from $11.9 million (or 14.4% of revenue) in the same period last year. The current period depreciation increased due to the increased volumes while the decrease in depreciation as a percent of revenue continues to reflect the benefits the Company is realizing from its recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging its strong maintenance expertise and programs to extend the expected lives of the Company’s current fleet.

For the three months ended December 31, 2018, operating income was $7.5 million, compared to operating income of $4.5 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $8.0 million, or 6.1% of revenue for the three months ended December 31, 2018, up from $5.7 million, or 7.0% of revenue in the same period last year. The increase in G&A spend reflects the timing of accruals for short-term incentive plan costs recorded in the quarter, compared to last year, and mainly one time higher personnel and consulting costs as a result of the integration of the two acquisitions in the quarter. The lower G&A as a percent of revenue in the current period, compared to the previous period, reflects the Company’s ability to absorb higher volumes of activity with limited increases to its overheads.

Stock-based compensation expense increased $0.9 million compared to the prior year primarily as a result of the upward movement in share price in the current quarter and its effect on the carrying value of the liability classified award plans.

For the three months ended December 31, 2018, net income was $2.7 million (basic income per share of $0.11 and diluted income per share of $0.10), compared to a net income of $2.5 million (basic income per share of $0.10 and diluted income per share of $0.09) during the same period last year. Net income in the current quarter included the recording of $3.4 million in interest expense compared to $2.0 million recorded to interest expense in the previous period as a result of the increased borrowings to fund the Company’s two acquisitions. The combined income tax expense recorded in the current period of $1.4 million for the three months ended December 31, 2018 is an increase from the $0.1 million combined income tax expense recorded for the three months ended December 31, 2017.

Outlook

The Company has just completed the second year of a three-year growth plan that targeted a minimum 15% compound increase in revenue and Adjusted EBITDA over that period. The Company’s strategy to achieve the growth, organically and via acquisitions, is to:

  Build production related recurring services volumes in the Company’s core oil sands market, together with the addition of value creating services.
  Expand the Company’s market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.

Following on from 37% and 18% growth in revenue and Adjusted EBITDA respectively in 2017, the Company achieved a further 40% and 61% growth in the same two measures for 2018, as well as a meaningful improvement in profitability. The Company has also recently closed two important acquisitions that had only a marginal contribution to 2018 results but have the potential to provide a leap change in the Company’s financial results for 2019 and beyond. The Company currently anticipates the 2019 improvement to be around 70% for revenue and 60% for Adjusted EBITDA which could propel its basic EPS to over $1.60.

Due to the magnitude of this improvement the Company believes it is important to assist readers with an estimate of Adjusted EBITDA outcome proportionality by quarter during the year, which NACG presently assesses as approximately 30%, 20%, 22% and 28%, respectively. The main variables impacting this assessment, for the first half of the year, are the timing of spring break up and the pace that the Company can schedule maintenance and repairs for some of the acquired mine support assets. Also, the busiest quarters for the work linked to the Company’s stake in Nuna are typically in the second and third quarters and so this is completely counter-seasonal to oil sands operations. Additionally, for this assessment it is important to note that the term contracts we have in hand allow more even scheduling of work throughout the year for cost optimization purposes.

The Company’s confidence in this positive outlook is underpinned by the fact that over 75% of the revenue will be derived from work linked to oil sands production, which has proved to be very resilient to oil price falls in recent years. In addition, the Company’s backlog via term contracts now stands at over $1.2 billion, compared to less than $0.1 billion at this time last year.

Given the senior debt financing of over $250.0 million in 2018 for strategic growth acquisitions, the Company’s management will be focused on de-leveraging in the mid-term. Free cash flow in 2018 of $60.7 million was generated from the Company’s highly utilized fleet while prudently maintaining it for the long-term. The 2019 free cash flow is expected to benefit from the projected uplifts in revenue and Adjusted EBITDA but the Company anticipates a one-time impact of onboarding of the newly acquired fleet to NACG standards. The Company expects to reduce total debt by $150.0 million in 2019 to 2021 while maintaining its forward-looking posture of looking for strategic M&A opportunities as well as continuing to assess junior debt as an alternative to existing senior debt instruments.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended December 31, 2018 tomorrow, Tuesday, February 26, 2019 at 9:00 am Eastern Time (7:00 am Mountain Time).

The call can be accessed by dialing:

Toll free: 1-877-291-4570 International: 1-647-788-4919

A replay will be available through March 26, 2019, by dialing:

Toll Free: 1-800-585-8367 International: 1-416-621-4642 Conference ID: 5829207

The live and archived webcast can be accessed at:
http://event.on24.com/r.htm?e=1928604&s=1&k=AF6628103878EEAECB11A52F52032E93

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable US GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “margin”, “total debt”, “free cash flow”, “backlog”, “EBIT”, “EBITDA”, and “Adjusted EBITDA”.

“Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation.

The Company believes that gross profit is a meaningful measure of the business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NACG uses this reference and related calculation are in relation to “gross profit margin”, “net income (loss) margin”, “EBIT margin”, or “Adjusted EBITDA margin”.

NACG believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"Total debt" is defined as the sum of the outstanding principal balance (current and long term portions) of: (i) capital leases; (ii) borrowings under the Credit Facility (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures (the "Convertible Debentures"); (iv) liabilities from hedge and swap arrangements; (v) mortgage; (vi) vendor promissory notes; and (vii) equipment promissory notes. The Company’s definition of total debt excludes deferred financing costs related to total debt. The Company believes total debt is a meaningful measure in understanding its complete debt obligations.

"Free cash flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures, cash provided by for certain equipment financing arrangements, cash used for acquisitions, cash used for the investment in affiliates and joint ventures and cash provided by business dispositions) less sustaining capital expenditures financed through capital leases. The Company feels free cash flow is a relevant measure of cash available to service its total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and strategic initiatives. A reconciliation of free cash flow can be found in the Company’s annual MD&A for the year ended December 31, 2018.

"Backlog" is a measure of the amount of secured work the Company has outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a US GAAP term, is similar in nature to the "transaction price allocated to the remaining performance obligations", defined under US GAAP. A reconciliation of backlog can be found in the Company’s annual MD&A for the year ended December 31, 2018.

"EBIT" is defined as net income (loss) before interest expense and income taxes.

"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

"Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash (liability classified) and non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

The Company believes that EBIT and Adjusted EBITDA are a meaningful measure of business performance because they exclude interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of its business. Management reviews EBIT and Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, the Company believes that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of the Company’s share price.

As EBIT, EBITDA, and Adjusted EBITDA are non-GAAP financial measures, the Company’s computations of EBIT, EBITDA, and Adjusted EBITDA may vary from others in the industry. EBIT, EBITDA, and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net income to EBIT, EBITDA, and Adjusted EBITDA is as follows:

	Three months ended December 31,
(dollars in thousands)	2018	2017
Net income and comprehensive income available to shareholders	$2,656	$2,450
Adjustments:
Interest expense	3,444	1,989
Income tax expense	1,424	71
EBIT	$7,524	$4,510
Adjustments:
Depreciation	18,179	11,854
Amortization of intangible assets	52	114
EBITDA	$25,755	$16,478
Adjustments:
Loss (gain) on disposal of property, plant and equipment	216	(54)
(Gain) loss on disposal of assets held for sale	(38)	59
Equity classified stock-based compensation expense	1,549	755
Liability classified stock-based compensation expense	960	862
Adjusted EBITDA	$28,442	$18,100

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “likely”, “may”, “on track”, “potential”, “should”, “target” or similar expressions.  Forward looking statements include the statements that the Company expects its two recent acquisitions to firmly bolster its organic growth plan to yield further strong growth in 2019 and beyond and potentially provide a leap change in the Company’s financial results for 2019 and beyond; expects around 70% revenue growth and about a 60% increase in EBITDA during 2019 with the outcomes spread more evenly through the quarters than recorded historically; believes its basic earnings per share could exceed $1.60 in 2019 and lead to top decile returns on equity and capital, in our industry; anticipates a 2019 improvement of around 70% in revenue and 60% in Adjusted EBITDA; believes that its Adjusted EBITDA proportionality by quarter during the year will be approximately 30%, 20%, 22% and 28%, respectively; expects that over 75% of its revenue in 2019 will be derived from work linked to oil sands production; believes that sands production will continue to be resilient to oil price falls; expects that 2019 free cash flow will benefit from projected uplifts in revenue and Adjusted EBITDA, subject to the Company anticipating a one-time impact of onboarding of the newly acquired fleet to its standards; and that the Company expects to reduce total debt by $150.0 million in 2019 to 2021 while maintaining its forward-looking posture of looking for strategic M&A opportunities as well as continuing to assess junior debt as an alternative to existing senior debt instruments.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended December 31, 2018. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control.  Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:

David Brunetta, CPA, CMA
Director; Investor Relations
North American Construction Group Ltd.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

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